Exhibit 99.(H)(22)

METHODOLOGY GUIDE FOR WISDOMTREE EUROPEAN OPPORTUNITIES INDEX

1.	Index Overview and Description

The WisdomTree European Opportunities Equity Index (referred to as “EUOE”) and WisdomTree European Opportunities Index (referred to as “EUOP”) are designed to track the performance of European companies focused on both value stocks and companies benefitting from geopolitical and global policy shifts.

The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The EUOE is calculated in U.S. dollars. The EUOP is designed to remove from index performance the impact of changes to the value of foreign currencies relative to U.S. dollar with a hedge ratio ranging from 0 to 100% on a monthly basis.

The Index generally will be reconstituted on a quarterly basis (following the close of trading on the eighth business day in March, June, September and December). The Committee may determine to rebalance and/or reconstitute the Index more frequently in response to volatility in the market, shifts in exposure away from certain sectors, geopolitical events (such as kinetic conflicts, cyber attacks, and tariffs) or other similar circumstances. Turnover will be capped at 20% per quarterly or special rebalance.

2.	Index Governance

The Index is overseen by the WisdomTree Opportunities Index Committee (the “Committee”), a standing index committee of WisdomTree, Inc. (“WisdomTree”), ticker WT. The Committee will be composed of not less than three members. The Committee is responsible for making broad decisions with respect to the implementation, ongoing management, operation, and administration of the Index. WisdomTree designed this methodology to achieve the Index’s objective. The primary function of the Committee is to seek to ensure the Index methodology is implemented correctly. In such role, the Index Committee selects all constituents meeting the eligibility criteria described herein in its discretion. In addition, any changes to or deviations from this methodology are intended to enable the Index to continue to achieve its objective and will be made in the sole judgment and discretion of the Index Committee.

The Committee meetings generally will be held at a quarterly cadence or as needed in relation to the reconstitution and/or rebalance frequency of the Index or as circumstances require. The composition of the Committee may be changed from time to time.

3. Key Features

3.1. Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the market management team of the third-party independent index calculation agent and must list shares on eligible stock exchanges. Component companies must conduct their Primary Business Activities1 and have their shares listed on a stock exchange in one of the following countries:

Eligible countries: Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey, and United Kingdom (collectively, “Europe”).

Companies must have a median daily dollar volume greater than $100,000 for each of the three months preceding the Screening Date and trade at least 250,000 shares per month for each of the preceding six months Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

Companies in the bottom 15% of this universe by market capitalization are excluded.

The Index is based on a rules-based methodology overseen and implemented by the WisdomTree European Opportunities Index Committee (the “Index Committee”). The Index Committee will categorize securities into two buckets.

(i)	2/3 of the Index will be allocated to European securities that provide a high “total shareholder yield”, evidenced by return of capital to shareholders through either dividend distributions and/or the repurchase of shares (“buybacks”)

(ii)	1/3 of the Index will be allocated to equities that have exposures to thematic opportunities from developments in the geopolitical space, technology trends, and macro-economic conditions.

Total Shareholder Yield:

The Index selects approximately two-thirds of its securities based on Total Shareholder Yield based on the below process to screen European securities from its eligible universe:

Companies that fall within the bottom quintile of a composite risk factor score are not eligible for inclusion.

The composite risk factor score is used to eliminate potentially higher risk companies that would have otherwise been eligible for inclusion in the Index. The composite risk factor score is an equally weighted score of the two factors described below.

1) Quality Factor – determined by static observations and trends of return on equity (ROE), return on assets (ROA), gross profits over assets and cash flows over assets. Scores are calculated within industry groups.

1 The country in which a company conducts its Primary Business Activities is determined based on one or more of the following factors: country of organization or incorporation, country in which a company’s headquarters is located, the country to which a company has the greatest risk exposure, and the country from which a company generates the most significant portion of its revenue or to which it allocates the greatest resources.

2) Momentum Factor – determined by stocks’ risk adjusted total returns over historical periods (6 and 12 months)

Companies that fall within the top 5% ranked by dividend yield and also the bottom ½ of the composite risk factor score are not eligible for inclusion.

Companies are also screened out based on year-over-year changes in the company’s share count. Companies that rank in the bottom 50% on changes in share count (greater reduction in shares outstanding earning a higher ranking) are not eligible for inclusion. Rankings are calculated within sector.

Companies that rank outside of the top 30% of the eligible universe on shareholder yield are not eligible for inclusion. Rankings are calculated within sector.

Thematic Opportunities:

For companies not selected based on total shareholder yield, the Committee will consider several factors including revenues generated from non-Allied countries2, management commentary related to geopolitics, and other qualitative and quantitative factors for inclusion in the Index. As described below, eligible companies must have exposure to geopolitical events, fiscal and monetary policy shifts, innovative solutions, or shifting consumer preferences as determined by the Index Committee.

The key activities listed below are used as guidelines to determine if a company is exposed to geopolitical events and shifts in global policy.

A company’s exposure to geopolitical and global policy shifts are indicated via applicable language in its company description, Annual Report, 10K or equivalent report, earnings call transcripts, patent submissions, news and press releases, as well as exposure to relevant industry classifications. These will be assigned to the following categories (“the Categories”):

Geopolitical events – Companies positioned to benefit from geopolitical considerations including but not limited to supply chain changes, tax policies, defense spending and alliances, or trade and tariff policies. Under typical circumstances the index will allocate 25-50% to this category.

Fiscal and monetary policy shifts – Companies better positioned for the raising and lowering of interest rates by central banks, different fiscal spending programs, and currency and policy interventions. Under typical circumstances the index will allocate 5-25% to this category.

2 Alliances considered include NATO, Major Non-NATO Allies (MNNAs) as designated by the US State Department with Mexico and India included due to their relevance in the geopolitical theme and their inclusion in United States-Mexico-Canada Agreement (USMCA) and the Quad. These alliances (collectively “Allies”) are integral to the future of geopolitics and the outlook for trade.

Innovations in Technology – Companies across a range of sectors including but not limited to the Technology and Energy sectors that are participating in innovative solutions. Under typical circumstances the index will allocate 5-25% to this category.

Shifting Consumer Preferences – Companies positioned to benefit from changes in global consumer habits. Under typical circumstances the index will allocate 5-15% to this category.

Innovation is defined as companies that introduce a new, creative, or different (i.e., “innovative”) technologically enabled product or service in seeking to potentially change an industry landscape, as well as companies that service those Innovative technologies, particularly those related to shifts to geopolitics and government policies.

Typically, the Index will be comprised of 75-125 securities. The securities in the Index will be weighted according to shareholder yield, liquidity, and market capitalization considerations. The Index generally will be reconstituted on a quarterly basis. The Committee may determine to rebalance and/or reconstitute the Index more frequently in response to volatility in the market, shifts in exposure away from certain sectors, geopolitical events (such as kinetic conflicts, cyber-attacks, and tariffs) or other similar circumstances.

Qualitative and quantitative characteristics of eligible companies are evaluated by the Committee. Companies that are representative of the aforementioned geopolitical and global policy shifts are selected for inclusion in the Index by the Committee.

Dynamic Currency Management

The Index Committee seeks to manage the Fund’s currency risk by dynamically hedging currency fluctuations in the relative value of the applicable foreign currencies against the U.S. dollar, ranging from a 0% to 100% hedge. The Investment Committee will determine if a currency hedge will be implemented based on the following signals:

1.	Momentum: The one-month average of the currency’s spot price versus U.S. dollar is weaker than that of the three-month (i.e. the targeted currency is depreciating).

2.	Interest Rate Differentials: The difference in interest rates, as implied in one month FX forwards, between each currency and U.S. dollar.

3.	Geopolitical Events and Fiscal & Monetary Policy Shifts: Geopolitical considerations including but not limited to supply chain changes, tax policies, defense spending and alliances, or trade and tariff policies. The raising and lowering of interest rates by central banks, different fiscal spending programs, and currency and policy interventions.

4.	Time-series momentum: Overall broad trend in the U.S. dollar.

3.2. Base Date and Base Value

The WisdomTree European Opportunities Equity Index and WisdomTree European Opportunities Index were established with a base value of 200 on April 30, 2025.

3.3. Calculation and Dissemination

The following formula is used to calculate the index levels for the WisdomTree European Opportunities Equity Index:

Si{SiPiEi}

D

Si = Number of shares in the index for Security i

Pi = Price of Security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The WisdomTree European Opportunities Index is designed to approximate the investable return available to U.S. based investors that seek to neutralize fluctuations on foreign currencies. The total returns for the Index is calculated once a day on a daily basis to remove the impact of currency and uses a WM/Reuters 1-month forward rate to do so.

The WisdomTree European Opportunities Index will be calculated using forward amounts and foreign currency weights determined one business day prior to the month end—in accordance with the standard currency hedged calculations of WisdomTree’s independent index calculation agent. The precise calculation for the daily hedged currency index equals:

Where Forward Rate = WM/Reuters 1-month forward rate in foreign currency per U.S. dollar

Spot Rate = Spot Rate in foreign currency per U.S. dollar.

For each month m, there are d= 1, 2, 3, .. D calendar days so md is day d for month m and m0 is one business day prior to the month end of month m-1.

D=Total # days In Month

md= d day of Month m

WT_Hedged0 – previous month-end

WT_Unhedged0 – previous month-end

HedgeRet has a hedge ratio applied to it when determining what percentage of the currency is hedged. This is a ratio WisdomTree will send to the calculation agent every month.

The Indexes are calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis and disseminated on an end-of-day basis.

3.4. Weighting

The Indexes will be fundamentally weighted according to shareholder yield, liquidity, and market capitalization considerations.

3.5. Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6. Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4. Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spins-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in EUOE. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, do not require changes in the index shares or the stock prices of the component companies of the EUOE. Other corporate actions, such as special dividends, may require index divisor adjustments.

Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions, or when the Index Calculation Agent typically applies such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

4.1.        Component Changes

Additions

Additions to the EUOE are made at the quarterly reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first day following the closing of trading on the 8th business day in March, June, September and December. No additions are made to the EUOE between quarterly reconstitutions, except in the cases of certain Spin-Off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

4.2.        Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the EUOE until the next quarterly reconstitution. The weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next quarterly reconstitution to be included in the EUOE.

5. Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WT reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed or that re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date for the Europe Opportunities Equity Index are not included in the EUOE, and the weights of the remaining components are adjusted accordingly.

6. Selection Parameters

Selection parameters for the WisdomTree the Europe Opportunities Equity Index are defined in section 3.1 Companies that pass this selection criterion as of the Screening Date for the Europe Opportunities Equity Index are included in the Index. The component companies are assigned weights in the Index as defined in section 3.4., and quarterly reconstitution of the Index takes effect as defined in section 4.1.